1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 20, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESULTS OF THE 2015 FIRST TRANCHE OF SHORT-TERM NOTES

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 31 October 2013 in relation to, among other things, the approval of registrations of short-term notes, “Notice of 2012 Annual General Meeting” and the circular of the Company dated 25 March 2013 and “Announcement on Resolutions Passed at the 2012 Annual General Meeting” dated 15 May 2013 in relation to, among other things, the “proposal to authorise the Company to carry out domestic and overseas financing activities”, which was considered and approved at the 2012 annual general meeting of the Company. The Company and its subsidiaries have been approved to carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB30 billion.

Pursuant to the acceptance of registration notice (Zhongshixiezhu[2013]CP No. 418) (the “Notice”) issued by the National Association of Financial Market Institutional Investors, the Company was approved to register short-term notes with an aggregate amount of RMB15 billion. Such registration amount will be valid for a term of 2 years from the date of the Notice, during which period the Company may issue the financing instruments in multiple tranches.

On 18 March 2015, the Company has completed the issuance of the 2015 first tranche of short-term notes (the “Issuance”). The amount of the Issuance is RMB5 billion and the Company has received such amount by 20 March 2015. The remaining registration amount under the Notice available for short-term notes is RMB10 billion.

The details of the results of the Issuance are as follows:

Key terms of the Issuance
Name	2015 First tranche of short- term notes of Yanzhou Coal Mining Company Limited	Abbreviation	15 Yanzhoumeiye CP001
Code	041553017	Term	366 days
Value date	20 March 2015	Redemption date	20 March 2016
Proposed issuance amount	RMB5 billion	Actual issuance amount	RMB5 billion
Interest rate	5.19%	Issue price	RMB100 per note
Bookrunner	Bank of China Limited
Lead underwriter	Bank of China Limited

For the relevant documents relating to the Issuance, please refer to the websites of China Money (www.chinamoney.com.cn) and Shanghai Clearing House (www.shclearing.com).

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

20 March 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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